UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 31, 2010           File No.  001-33497

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Highlights 2009 Year End Results

Net Proved and Probable Reserves Grow 3,500% to over 217 BCFE

Vancouver BC, March 31, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”) a high growth oil and natural gas company operating multiple exploration and production projects in Northeastern British Columbia and Western Colorado today announced the release of its financial results for the year end and fourth quarter periods ended December 31, 2009.

2009 Highlights

Reserve Growth

•
Increased Net Proved Reserves by more than 3,100% from slightly more than 3 BCFE to more than 93 BCFE.  The before tax discounted (NPV10) value of the Company’s proved reserves, net of all future costs for development is now valued at $163 million, up from $15 million as at December 31, 2008;

•
Increased Net Proved and Probable Reserves by more than 3,500% from slightly more than 6 BCFE to more than 217 BCFE.  The before tax discounted (NPV10) value of the Company’s proved and probable reserves, net of all future costs for development is now valued at $324 million, up from $31 million as at December 31, 2008.

Balance Sheet Improvement

•	Reduced debt from $18.3 million to $6.2 million;

•	Eliminated working capital deficit of $12.7 million at the end of 2008 and ended 2009 with positive working capital of $410,000;

•	Raised $5 million of equity under challenging market conditions that allowed the Company to execute its winter drilling program in the Woodrush Field.

Production Growth and Reduction in Net Loss

•	Annual production for 2009 averaged 456 BOE/d, an increase of 78% from 256 BOE/d in 2008;

•	Revenue increased by 18% to $6.8 million in 2009 from $5.7 million in 2008;

•	Net loss reduced by 39% to $12.8 million ($0.16 per share) in 2009 from $20.9 million ($0.29 per share) in 2008;

•	Q4 2009 loss reduced by 62% to $7 million ($0.08 per share) in Q4 2009 from $15.2 million ($0.21 per share) in Q4 2008.

Corporate

•	Welcomed Stephen Mut and Darren Devine to the Board of Directors.

Subsequent Events

Subsequent to year end 2009, Dejour raised $1 million in new equity, established a $5 million credit facility and drilled two new discoveries (1.5 net) at Woodrush Northeast British Columbia, Canada.  One is a Gething gas discovery on line at approximately 1MMcf/d. The second is a light oil discovery currently producing in excess of 400 BOE/d, raising Woodrush gross production to more than 1,000 BOE/d, 50%+ oil (75% net to Dejour). Dejour plans to drill one to two more wells at Woodrush in 2010.

Key Objectives for 2010

•	Generate positive operating cash flow beginning 2010 Q2 and generate operating profits by 2010 Q4;

•	Increase oil production and reserves at the Woodrush field;

•	Complete the permitting/engineering for the Phase 1 drilling of 16 wells at Gibson Gulch;

•	Procure a commitment on a competitive funding package for Phase 1 drilling at Gibson Gulch.

Dejour has filed its Dec. 31, 2009 Audited Financial Statements, Management Discussion & Analysis (“MD&A”) and Annual Information Form (“AIF”) with the Canadian securities commissions.  These documents are available on www.sedar.com and on Dejour’s website: www.dejour.com.

The 2009 AIF contains information about Dejour’s operations, disclosure and reports relating to reserves data and other oil and gas information according to National Instrument 51-101 of the Canadian Securities Administrators, Standards of Disclosure for Oil and Gas Activities.

All amounts above are in CAD$, unless otherwise noted. 1 US$ = 1.02 CAD$.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (97,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Non-GAAP Measures:  Operating cash flow and operating profits are financial terms that are not considered measures under Canadian generally accepted accounting principles (“GAAP”).  Operating cash flow represents net cash provided by operating activities before changes in assets and liabilities.  Operating profits adjusts net income by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods.  Theses measures are widely used to assess an oil & gas company’s ability to generate cash which is used to internally fund exploration and development activities and to service debt.  These measures should not be considered as an alternative to net income, cash flows from operating, investing or financing activities as an indicator of cash flows, or as a measure of liquidity.  Dejour’s method of calculating these measures may differ from other companies and, accordingly, they may not be comparable to measures used by other companies.

Disclosures Regarding Reserve Estimates:  The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value.  BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BCFE means billions of cubic feet equivalent.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, anticipated recovery per well for Gibson Gulch, the, risks related prospective resource best estimate being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Dejour Enterprises Ltd.
(Registrant)

Dated: March 31, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer